

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   October 26, 2015

Via E-mail
C. Lowell Ball
Senior Vice President and General Counsel
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> **Re: Stock Building Supply Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 16, 2015**
> **File No. 333-206421**

Dear Mr. Ball:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   To the extent possible, please disclose the following information that is currently omitted:
- the record dates for determining the holders of SBS and BMC common stock;
- the SBS special meeting date;
- the number of shares outstanding for SBS and BMC common stock;
- the number of shares beneficially owned by the executives, directors, and certain affiliates of SBS and BMC, respectively; and
- the approximate number of holders of SBS and BMC common stock.

2014 Summary Compensation Table, page 199

2.   We note that in response to comment five in our letter dated September 25, 2015 you disclose that Mr. Alexander was awarded a $75,000 discretionary bonus. Please report this amount in the bonus column of the summary compensation table. For further guidance, see Regulation S-K C&DI Question 119.02.

Exhibit 8.1

3.   We note that page two of your tax opinion states that the opinion was prepared solely for the benefit of BMC. Please ensure that the revised tax opinion does not include any suggestion that investors are not entitled to rely on the opinion. For further guidance, see Section III.D.1 of Staff Legal Bulletin 19.

       You may contact Mindy Hooker, Staff Accountant at 202-551-373732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                                     Sincerely,

                                       /s/ Jay Ingram

                                     Jay Ingram
                                     Legal Branch Chief
                                     Office of Manufacturing and
                                     Construction

cc: Via E-mail
         Douglas S. Granger, Esq.
         Hunton & Williams LLP